December 3, 2007

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Attn: Mr. H. Christopher Owings

100 F Street, N.E., Mail Stop 3561

Washington, DC  20549

Re:	Titan Machinery Inc.
Amendment No. 6 to Registration Statement on Form S-1
Filed December 3, 2007
File No. 333-145526

Dear Mr. Owings:

On behalf of Titan Machinery Inc. (the “Company”), we submit this letter in response to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”) received by letter dated November 29, 2007. We appreciate the Staff’s prompt consideration of this response.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require. The page numbers referenced in your recited comments in this letter are the same pages indicated in your letter dated November 29, 2007 and do not conform to the pages numbers in Amendment No. 6, and the page numbers indicated in our responses conform to the page numbers in Amendment No. 6.

General

1.                                    We note your response to comment three of our letter dated November 5, 2007. With respect to the second bullet point, we continue to believe that you have not provided support for your statement that “[d]emand for construction equipment in [y]our markets is primarily driven by public infrastructure spending...”  While the support you have provided indicates that public infrastructure spending is one factor, it does not appear to be the primary factor influencing demand for your products. Please revise to remove this qualifier. As to the fifth bullet point, the support you have provided continues to speak to market share so please revise your disclosure to include this measure where you indicate that CNH is one of the world’s largest manufacturers of construction equipment and ensure that you are referring to it as the fifth, not fourth, by such measure.

The registration statement has been revised in response to this comment. Please see pages 2, 27, 47, and 54.

2.                                    You state on page 20 that your preferred stock automatically converts into common stock upon closing of your offering. You further suggest that you are contractually obligated to convert certain convertible subordinated debentures into common stock. To the extent, the conversion(s) is (are) expected to have a material dilutive impact on earnings per share, you should disclose pro forma basic earnings per share for the year ended January 31, 2007 and the latest interim period that reflects the conversion(s) that are automatic upon closing of the offering using the “if converted” method. Disclosure surrounding the nature of the pro forma presentation should also be provided.

The registration statement has been revised in response to this comment. Please see pages 7 and 24.

Dilution, page 21

3.                                    We note the revisions to your disclosure in response to comment six in our letter dated November 5, 2007. Please reconcile for us the pro forma as adjusted shares disclosed in the table on page 21 with the shares disclosed in your capitalization table on page 19 on a pro forma, as adjusted basis. Supplementally explain the reason(s) for any difference.

The pro forma as adjusted shares disclosed in the table on page 22 exclude the 323,555 shares of Series D preferred stock issued on August 1, 2007, referenced on page 5 of the registration statement, because the information in the “Dilution” section is based on the net tangible book value of the Company’s assets on July 31, 2007. Because assets and liabilities acquired by the Company in connection with the issuance of the 323,555 shares of Series D preferred stock were acquired subsequent to the latest interim period for which financial statements are available, the Company is unable to include either the net tangible book value of the assets acquired or such shares issued in its dilution information. We have revised the “Dilution” section on page 22 to note that all information in such section excludes the 323,555 shares of Series D preferred stock and the acquired net tangible assets associated therewith.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Contractual and Commercial Commitment Summary, page 40

4.                                    We agree SFAS 13 does not require such disclosure in the financial statements. Since the contractual obligations table is aimed at increasing transparency of cash flow, to the extent that insurance, taxes, maintenance and other costs required by operating leases are material, please add a footnote to the table which quantifies the impacts of these costs on your operating lease obligations. See Section IVA and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

While the Company has not made a determination as to the materiality of these amounts,  in the interest of disclosure to investors the registration statement has been revised to add  this information. Please see page 43.

Executive Compensation, page 66

Compensation Discussion and Analysis, page 66

5.                                    We note your response to comment 13 of our letter dated November 5, 2007. We re-issue this comment because you continue to indicate, on the one hand, that you “do not set pre-determined quantitative goals” and yet, in the sentence that follows, you indicate that you believe that “disclosure of the quantitative levels” would cause [you] competitive harm. Please disclose these quantitative levels as it relates to last year’s bonus payouts and with respect to future payments, provide us on a supplemental basis a detailed explanation for your conclusion as to competitive harm.

We respectfully advise the Staff that we have replaced in its entirety the disclosure previously included on page 69 of the registration statement under the heading “Short-Term Incentive Compensation.”  This section, as it previously appeared in the registration statement, more accurately described the factors and methodology used in the Company’s short-term incentive compensation program for all senior employees, including the Company’s store managers. The Company has revised the description of the program to focus exclusively on the portions of the short-term incentive compensation program used by the compensation committee for the named executive officers. For the named executive officers, the compensation committee has only considered income before income taxes and set specific quantitative goals in fiscal 2007, and the registration statement has been revised on page 71 accordingly, including disclosure of the quantitative goals used in fiscal 2007. In addition, in response to your comment regarding future payments, the Company is in the process of establishing a new, expanded short-term incentive program for fiscal 2008 and has not yet approved the specific quantitative goals; the current program for fiscal 2008 is similar to the program used in fiscal 2007 but will be replaced in its entirety. Approval of this program will not occur before the consummation of this offering. The registration statement has been revised accordingly on page 71.

Material Changes to Compensation Program, page 70

6.                                    We note your response to comment 14 of our letter dated November 5, 2007. We note your revisions to this section and your reference to “public companies.”  Please revise to identify the public companies that were utilized in arriving at these amounts.

The registration statement has been revised in response to this comment to reflect that the Company considered the Economic Research Institute study, which did not indicate the public companies utilized. Please see page 73.

Consolidated Balance Sheets, page F-3,

Note 10-Subordinate Debentures, page F-16

7.                                    We note your response to comment 64 in our letter dated September 28, 2007 and comment 17 in our letter dated November 5, 2007 and the revisions to your disclosure. To the extent these syndication costs relate to your long term debt, they represent debt issue costs. Debt issue costs should be capitalized as an asset and amortized to interest expense over the term of the debt. To the extent these syndication costs relate to your redeemable preferred stock issuances, they should be recorded as a reduction to the carrying amount of the preferred stock accounts. You should recognize any changes in the carrying amount over the period from the date of issuance to the earliest redemption date. To the extent the preferred is redeemable immediately, such amounts would be recognized immediately. Refer to paragraph 16 of APB 21, EITF Topic D-98 and SAB Topic 3:C.

The Company has revised its financial statements to record the debt issue costs as an asset and has calculated and expensed the amortized interest expense over the term of the debt. In addition, the Company also increased the carrying amount of the redeemable preferred stock by periodic accretions. Such increases in the carrying amounts of preferred stock have been charged against retained earnings, per SAB Topic 3:C.

Note 14-Common Stock Warrants, page F-21

8.                                    We note your response to comment 23 in our letter dated November 5, 2007. To the extent the detachable warrants were issued to the holders of the debt, please further our understanding of how you recorded the transaction. Specifically, tell us the amount proceeds received from the debt and the warrants. Show us the relative fair value allocation of the proceeds between the debt and warrants. Finally, tell us if your have been amortizing the discount between the carrying amount of the debt and its face amount to interest expense. Please refer to paragraphs 15 and 16 of APB 14.

The Company had two subordinated debentures with detachable warrants as of January 31, 2007. The CNH Capital America (CNH) debt, with a face value of $7.5 million, and the Titan Income Holdings (TIH) debt, with a current face value of $1.8 million.

The proceeds received from the CNH debt were $7,500,000, of which $288,000 was allocated to warrants based on a fair value estimate using the Black-Scholes option pricing model. The original carrying amount of this debt was $7,200,912. The $11,088 difference represented debt issuance costs that were subsequently expensed in the second quarter of fiscal year 2008.

The proceeds received from the TIH debt were $1,800,000, of which $126,000 was allocated to warrants based on a fair value estimate using the Black-Scholes option pricing model. The original carrying amount of this debt was $1,674,000.

The Company has revised its financial statements to include the amortization of the discount between the carrying amount of the debt and its face amount to interest expense, per paragraphs 15 and 16 of APB 14.

Note 16-Contingencies, page F-23

9.                                    We note your response to comment 24 in our letter dated November 5, 2007. Your description of the sales contracts in this note suggests you sold a receivable. Your response to comment 24 suggests you merely offered a conditional guarantee. It is not clear to us which is the case. Please either revise the disclosure to characterize it accurately or explain why sales of sales contracts would not be contemplated by SFAS 140. If our understanding of sales contracts is not clear, please clarify it.

The registration statement has been revised in response to this comment to more accurately describe these guarantees.

Note 21-Restatement of Financial Statements, page F-28

10.                             We note the revisions to your disclosure in response to comment 15 in our letter dated November 5, 2007. Please revise to disclose separate columns for the financial statement line items and EPS amounts as originally reported, the effect of the adjustments to the financial statement line items and the adjusted amounts. Similarly, please revise Note 11 on page 44. Refer to Appendix A of SFAS 154.

The registration statement has been revised in response to this comment

If you have any questions regarding these matters, please contact me (612-492-7162) or, in my absence, Alex Rosenstein (612-492-7341) or Ryan Brauer (612-492-7252).

Sincerely,

/s/ Melodie R. Rose
Melodie R. Rose

Direct Dial:  612.492.7162

Email:  mrose@fredlaw.com

cc:	David J. Meyer
Peter Christianson
Jonathan R. Zimmerman
Brian Bluhm